November 2, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File No. 333-228058

Ladies and Gentlemen:

On October 30, 2018, the Registrant filed a registration statement (the “Registration Statement”) under Form N-14 pursuant to the Securities Act of 1933 (the “Securities Act”). On October 31, 2018, the staff of the Securities and Exchange Commission (the “Commission”) provided follow-up comments to the Registration Statement. In response to those comments, the Registrant stated that it would amend the Questions and Answers of the Registration Statement to state as follows:

Q: What Will Happen To My Existing Shares?

A: Your shares of the Existing Fund will be exchanged for shares of the New Fund. Shareholders of Class A Shares of the Existing Fund will receive Class A Shares of the New Fund, and shareholders of Class I Shares of the Existing Fund will receive Class I shares of the New Fund. You will not pay any sales charges in connection with the Reorganization. The new shares you receive will be equal in number, and have the same total value as your Existing Fund shares immediately prior to the Reorganization, so that the value of your investment will remain exactly the same.

Q: Will My Expenses Remain the Same?

A: No. The New Fund’s advisory fee will be higher than the current advisory fee of the Existing Fund (Eventide, as adviser of the New Fund, will be paid a fee equal to 0.60% of the New Fund’s average daily net assets which is higher than the management fee of 0.45% currently paid by the Existing Fund). The total annual operating expenses before fee waiver is expected to be higher in the New Fund than in the Existing Fund. However, the total expense ratio for the New

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Fund is expected to be lower than the Existing Fund due to the expense limitation agreement, which will maintain a lower net expense ratio (discussed below) ~~however, shareholders are not expected to be impacted by the New Fund’s proposed fee structure due to the expense limitation agreement, discussed below~~. Each of the Existing Fund’s Class A shares and the New Fund’s Class A shares pay 0.25% of each class’s average daily net assets for Distribution and/or Service (12b-1) Fees. The Existing Fund’s Class I shares and the New Fund’s Class I shares do not pay any such Distribution and/or Service (12b-1) Fees.

~~Additionally,~~ Eventide has committed to limiting total New Fund expenses to below the level of the Existing Fund. Eventide has contractually agreed to waive fees and/or reimburse expenses of the New Fund for at least one year from the effective date of the New Fund’s prospectus, to insure that, subject to certain limitations, total annual fund operating expenses after fee waiver/reimbursement do not exceed 1.03% and 0.98% for Class A shares and Class I shares, respectively. However, the New Fund expenses could go up after the first year, as the fee waiver may not be renewed. The New Fund will also offer Class C, Class N and Class T shares, which expenses will be capped at 1.78%, 0.98% and 1.03%, respectively. The expenses of the Existing Fund are currently limited to 1.25% and 1.00% via a similar operating expense reimbursement agreement with Trinity.

The staff has indicated that it has no further comments to the Registration Statement. The Registrant has authorized Thompson Hine to state, on its behalf, that the changes described above will be reflected in the definitive Registration Statement.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser